EXHIBIT 21.1

LIST OF SUBSIDIARIES

As of December 30, 2005

Interline Brands, Inc.	New Jersey

Wilmar Financial, Inc.	Delaware

Wilmar Holdings, Inc.	Delaware

Glenwood Acquisition LLC	Delaware

Barnett of the Caribbean	Puerto Rico

Sexauer Ltd.	Ontario, Canada

Copperfield Chimney Supply, Inc.(1)	Oklahoma

CCS Enterprises, Inc.(2)	Delaware

Riverton Machine & Foundary, Inc.(3)	Kentucky

(1) On December 31, 2005, merged into CCS Enterprises, Inc. with CCS Enterprises, Inc. being the surviving entity. This merger took place immediately prior to CCS Enterprises, Inc.’s merger into Interline Brands, Inc., a New Jersey corporation as indicated below in footnote (2).

(2) On December 31, 2005 merged into Interline Brands, Inc., a New Jersey corporation, with Interline Brands, Inc. being the surviving entity.

(3) Dissolved on December 31, 2005.